SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 21, 2011

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 21: Preliminary view of the impact of the Japan earthquake on Nokia’s Devices & Services operations

STOCK EXCHANGE RELEASE

March 21, 2011

Preliminary view of the impact of the Japan earthquake on Nokia’s Devices & Services operations

Nokia Corporation
Stock Exchange Release
March 21, 2011 at 15.00 (CET +1)

Espoo, Finland - Following the devastating earthquake and tsunami in Japan, Nokia continues to evaluate the impact of this tragic event on its global operations. Although a complete picture is not available, Nokia expects some disruption to the ability of its Devices & Services unit to supply a number of products due to the currently anticipated industry-wide shortage of relevant components and raw materials sourced from Japan. However, Nokia does not expect any material impact on its Q1 2011 results due to this event.

“First and foremost, our thoughts are with those affected by the earthquake in Japan. We are working hard to support our employees, their families, as well as disaster relief efforts through the Japanese Red Cross,” says Niklas Savander, Executive Vice President, Markets, Nokia. “We are in constant dialogue with our suppliers and with their extended supply chain in the region. Nokia’s supply chain management system is designed to mitigate operational disruptions by using alternative sources for components and production processes. In an effort to minimize the impact, Nokia will continue working with suppliers inside and outside of Japan.”

Nokia will continue to monitor the situation and will provide more detailed information during its next quarterly results announcement on April 21, 2011 at the latest.

About Nokia
Nokia is committed to connecting people to what matters to them by combining advanced mobile technology with personalized services. More than 1.3 billion people connect to one another with a Nokia, from our most affordable voice-optimized mobile phones to advanced Internet-connected smartphones sold in virtually every market in the world. Through Ovi (www.ovi.com), people also enjoy access to maps and navigation on mobile, a rapidly expanding applications store, a growing catalog of digital music, free email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, and Nokia Siemens Networks is one of the leading providers of telecommunications infrastructure hardware, software and professional services globally.

FORWARD-LOOKING STATEMENTS
It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the intention to form a strategic partnership with Microsoft to combine complementary assets and expertise to form a global mobile ecosystem and to adopt Windows Phone as our primary smartphone platform, including the expected plans and benefits of such partnership; B) the timing and expected benefits of our new strategy, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; C) the timing of the deliveries of our products and services; D) our ability to innovate, develop, execute and commercialize new technologies, products and services; E) expectations regarding market developments and structural changes; F) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services; G) expectations and targets regarding our operational priorities and results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation; J) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and K) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) whether definitive agreements can be entered into with Microsoft for the proposed partnership in a timely manner, or at all, and on terms beneficial to us; 2) our ability to succeed in creating a competitive smartphone platform for high-quality differentiated winning smartphones or in creating new sources of revenue through the proposed partnership with Microsoft; 3) the expected timing of the planned transition to Windows Phone as our primary smartphone platform and the introduction of mobile products based on that platform; 4) our ability to maintain the viability of our current Symbian smartphone platform during the transition to Windows Phone as our primary smartphone platform; 5) our ability to realize a return on our investment in MeeGo and next generation devices, platforms and user experiences; 6) our ability to build a competitive and profitable global ecosystem of sufficient scale, attractiveness and value to all participants and to bring winning smartphones to the market in a timely manner; 7) our ability to produce mobile phones in a timely and cost efficient manner with differentiated hardware, localized services and applications; 8) our ability to increase our speed of innovation, product development and execution to bring new competitive smartphones and mobile phones to the market in a timely manner; 9) our ability to retain, motivate, develop and recruit appropriately skilled employees; 10) our ability to implement our strategies, particularly our new mobile product strategy; 11) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 12) our ability to maintain and leverage our traditional strengths in the mobile product market if we are unable to retain the loyalty of our mobile operator and distributor customers and consumers as a result of the implementation of our new strategy or other factors; 13) our success in collaboration and partnering arrangements with third parties, including Microsoft; 14) the success, financial condition and performance of our suppliers, collaboration partners and customers; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services; 16) our ability to source sufficient amounts of fully functional quality components, subassemblies and software on a timely basis without interruption and on favorable terms; 17) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 18) our ability to successfully manage costs; 19) our ability to effectively and smoothly implement the new operational structure for our devices and services business effective April 1, 2011; 20) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 21) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the

Chinese yuan, as well as certain other currencies; 22) our ability to protect the technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services; 23) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 24) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 25) any disruption to information technology systems and networks that our operations rely on; 26) unfavorable outcome of litigations; 27) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 28) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 29) Nokia Siemens Networks’ ability to maintain or improve its market position or respond successfully to changes in the competitive environment; 30) Nokia Siemens Networks’ liquidity and its ability to meet its working capital requirements; 31) whether Nokia Siemens Networks’ acquisition of the majority of Motorola’s wireless network infrastructure assets will be completed in a timely manner, or at all, and, if completed, whether Nokia Siemens Networks is able to successfully integrate the acquired business, cross-sell its existing products and services to customers of the acquired business and realize the expected synergies and benefits of the planned acquisition; 32) Nokia Siemens Networks’ ability to timely introduce new products, services, upgrades and technologies; 33) Nokia Siemens Networks’ success in the telecommunications infrastructure services market and Nokia Siemens Networks’ ability to effectively and profitably adapt its business and operations in a timely manner to the increasingly diverse service needs of its customers; 34) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 35) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 36) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG may involve and affect the carrier-related assets and employees transferred by Siemens AG to Nokia Siemens Networks; 37) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2011		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel